Mail Stop 5546

March 28, 2008

<u>Via U.S. Mail and Facsimile (650-357-3907)</u>

Guy Gecht
Chief Executive Officer
Electronics For Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re: Electronics For Imaging, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed October 19, 2007**
> **File No. 0-18805**
> **Response Letter Dated February 7, 2008**

Dear Mr. Gecht:

We refer you to our comment letter dated December 11, 2007 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
    Assistant Director
    Division of Corporation Finance